SECURITIES AND EXCHANGE COMMISSION

                             Washington, D. C. 20549

                                  SCHEDULE l3D

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 6)*


                               i-STAT Corporation
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                                (Name of Issuer)

                     Common Stock, par value $0.15 per share
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                         (Title of Class of Securities)

                                    450312103
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                                 (CUSIP Number)
                                                     with a copy to:
     Stephen Feinberg                                Robert G. Minion, Esq.
     299 Park Avenue                                 Lowenstein Sandler PC
     22nd Floor                                      65 Livingston Avenue
     New York, New York  10171                       Roseland, New Jersey  07068
     (212) 421-2600                                  (973) 597-2424
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                 (Name, Address and Telephone Number of Persons
                Authorized to Receive Notices and Communications)

                                January 28, 2004
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule l3G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.     450312103
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  1)   Names of  Reporting Persons/I.R.S. Identification  Nos. of Above  Persons
       (entities only):
                                Stephen Feinberg

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  2)   Check the Appropriate Box if a Member of a Group (See Instructions):
             (a)                    Not
             (b)                 Applicable

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  3)   SEC Use Only

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  4)   Source of Funds (See Instructions):   WC

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  5)   Check if  Disclosure of Legal Proceedings  is Required Pursuant  to Items
       2(d) or 2(e):     Not Applicable

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  6)   Citizenship or Place of Organization:    United States

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        Number of                        7) Sole Voting Power:           0*
                                            ------------------------------------
        Shares Beneficially              8) Shared Voting Power:
                                            ------------------------------------
        Owned by
        Each Reporting                   9) Sole Dispositive Power:      0*
                                            ------------------------------------
        Person With                     10) Shared Dispositive Power:
                                            ------------------------------------
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  11)  Aggregate Amount Beneficially Owned by Each Reporting Person:      0*

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  12)  Check if  the  Aggregate  Amount in Row (11) Excludes Certain Shares (See
       Instructions):         Not Applicable

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  13)  Percent of Class Represented by Amount in Row (11):     0%*

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  14)  Type of Reporting Person (See Instructions):    IA

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*   As a result of the tender of securities  pursuant to a cash  tender offer by
Abbott Laboratories, Stephen Feinberg ceased to own any securities of i-STAT Corporation (the "Company") on January 28, 2004. Prior to the tender offer, Mr. Feinberg possessed sole voting and investment authority over all securities of the Company held by each of Cerberus Partners, L.P., Cerberus Series One Holdings, LLC, Cerberus Series Two Holdings, LLC, Cerberus America Series One Holdings, LLC, Cerberus International, Ltd. and various other private investment funds (collectively, the "Cerberus Entities"). Thus, as of January 28, 2004, for the purposes of Reg. Section 240.13d-3, Mr. Feinberg is deemed to beneficially own no securities of the Company.

Item 2.    Identity and Background.
           -----------------------

          The person filing this statement is Stephen Feinberg, whose business address is 299 Park Avenue, 22nd Floor, New York, NY 10171. Mr. Feinberg serves as (i) the managing member of Cerberus Associates, L.L.C., the general partner of Cerberus Partners, L.P., a Delaware limited partnership, and (ii) the investment manager for each of Cerberus International, Ltd., a corporation organized under the laws of the Bahamas, Cerberus Series One Holdings, LLC, a Delaware limited liability company, Cerberus Series Two Holdings, LLC, a Delaware limited liability company, Cerberus America Series One Holdings, LLC, a Delaware limited liability company, and certain other private investment funds (collectively, the "Funds"). Cerberus Partners, L.P., Cerberus International, Ltd., Cerberus Series One Holdings, LLC, Cerberus Series Two Holdings, LLC, Cerberus America Series One Holdings, LLC and the Funds (collectively, the "Cerberus Entities") are engaged in the investment in personal property of all kinds, including but not limited to capital stock, depository receipts, investment companies, mutual funds, subscriptions, warrants, bonds, notes, debentures, options and other securities of whatever kind and nature.

          Mr. Feinberg has never been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), nor has he been a party to any civil proceeding commenced before a judicial or administrative body of competent jurisdiction as a result of which he was or is now subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. Feinberg is a citizen of the United States.


Item 5.    Interest in Securities of the Issuer.
           ------------------------------------

          Mr. Feinberg ceased to own any securities of i-STAT Corporation (the "Company") on January 28, 2004 as a result of the tender of securities pursuant to a cash tender offer by Abbott Laboratories. Prior to the tender of securities, Mr. Feinberg possessed sole voting and investment authority over all securities of the Company held by each of the Cerberus Entities. Thus, as of January 28, 2004, for the purposes of Reg. Section 240.13d-3, Mr. Feinberg is deemed to beneficially own no securities of the Company.

          During the sixty days prior to January 28, 2004, the only transaction in Common Stock, or securities convertible into, exercisable for or exchangeable for Common Stock, by Mr. Feinberg or any other person or entity controlled by him or any person or entity for which he possesses voting or investment control over the securities thereof was the disposition of all securities of the Company held by the Cerberus Entities pursuant to the tender offer described above. Pursuant to the tender offer, on January 28, 2004 Abbott Laboratories purchased the following from the Cerberus Entities: (i) 1,919,702 shares of Common Stock, at a price of $15.35 per share, (ii) 30,000 shares of Series D Convertible Preferred Stock, par value $0.10 per share, of the Company (the "Series D Shares"), at a price per Series D Share equal to $15.35 multiplied by the number of shares of Common Stock issuable upon conversion of a Series D Share (including accrued dividends), and (iii) 937,500 warrants to purchase Common Shares expiring in 2007 and having an exercise price of $8.00 per Common Share at a price of $7.35 per share of Common Stock purchasable pursuant to each such warrant.

          On January 28, 2004, Stephen Feinberg ceased to be the beneficial owner of more than five percent of the Common Stock.

                                    Signature

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                            February 10, 2004


                                            /s/ Stephen Feinberg
                                            ------------------------------------
                                            Stephen Feinberg,  in  his  capacity
                                            as the managing  member of  Cerberus
                                            Associates,  L.L.C.,    the  general
                                            partner of Cerberus Partners,  L.P.,
                                            and as  the investment  manager  for
                                            each of  the other Cerberus Entities


      Attention: Intentional misstatements or omissions of fact constitute
                Federal criminal violations (See 18 U.S.C. 1001).